SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2685T107

(CINS Number)

Joel M. Frank

OZ Management, LP

9 West 57th Street, 39th Floor

New York, NY 10019

212-790-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 2 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) OZ Management LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,255,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,255,301
11.	Aggregate amount beneficially owned by each reporting person 3,255,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.32%
14.	Type of reporting person (see instructions) IA

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 3 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Holding Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,255,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,255,301
11.	Aggregate amount beneficially owned by each reporting person 3,255,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.32%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 4 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Och-Ziff Capital Management Group LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,255,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,255,301
11.	Aggregate amount beneficially owned by each reporting person 3,255,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.32%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

Schedule 13D CINS No. Y2685T107	Page 5 of 11 Pages

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Och
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,255,301
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,255,301
11.	Aggregate amount beneficially owned by each reporting person 3,255,301
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.32%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D
Schedule 13D CINS No. Y2685T107		Page 6 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares (the “Shares”) of common stock, $0.01 par value (the “Common Stock”), of Genco Shipping & Trading Limited (the “Issuer”). The principal executive office of the Issuer is located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 2.	Identity and Background.

(a)	This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) OZ Management LP (“OZ”) and OZ Management II LP (“OZII”), Delaware limited partnerships, are the principal investment managers to a number of investment funds and discretionary accounts (the “Accounts) with respect to the shares of Common Stock reported in this Schedule 13D. OZII is a wholly-owned subsidiary of OZ and, as such, OZ may be deemed to be the beneficial owner of shares held in the Accounts managed by OZII.

(ii) Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, serves as the general partner of OZ. OZ is the sole member of Och-Ziff Holding II LLC (“OZHII”), a Delaware limited liability company, which serves as the general partner of OZII. The shares of Common Stock reported in this Schedule 13D are held in the Accounts managed by OZ and OZII.

(iii) Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is a holding company that is the sole shareholder of OZHC.

(iv) Daniel S. Och is the Chief Executive Officer of OZHC and the Chief Executive Officer and Executive Managing Director of OZM.

(b)	The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

(c)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(e)	The citizenship of OZ, OZHC and OZM is set forth above. Daniel S. Och is a United States citizen.

SCHEDULE 13D
Schedule 13D CINS No. Y2685T107		Page 7 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $5,945,609.74 million (including brokerage commissions). All funds to acquire the Shares were provided from capital of the Accounts.

Item 4.	Purpose of Transaction.

The securities of the Issuer reported in this Schedule 13D were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to monitor the Issuer’s restructuring process, as first described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 3, 2014 (the “Restructuring Process”), with the intent of taking any and all actions that the Reporting Persons deem necessary or appropriate to protect and/or maximize the value of their respective investments in the Issuer’s securities. Such actions may include, but are not limited to, entering into discussions with the Issuer, management and/or the Board of Directors and may result in transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may consult with other holders of the Issuer’s securities regarding the Restructuring Process.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments related thereto at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of Shares reported to be beneficially owned by the Reporting Persons in this Schedule 13D is 3,255,301 shares of Common Stock, constituting approximately 7.32% of the shares of Common Stock outstanding, based upon 44,449,407 shares of Common Stock outstanding as of April 7, 2014, as reflected in the Form 10-K filed by the Issuer on April 7, 2014.

As of the date of this filing:

(i) OZ, OZHC, OZM and Mr. Och may be deemed beneficially to own 3,255,301 shares of Common Stock, constituting approximately 7.32% of the shares of Common Stock outstanding.

(b)	Shared voting and dispositive powers of the Reporting Persons:

(i) OZ, OZHC, OZM and Mr. Och have shared voting and dispositive powers over the 3,255,301 shares of Common Stock reported herein.

SCHEDULE 13D
Schedule 13D CINS No. Y2685T107		Page 8 of 11 Pages

(ii) OZM as the sole shareholder of OZHC and may be deemed to control voting and dispositive power over the 3,255,301 shares of Common Stock reported herein.

(iii) Mr. Och, as Chief Executive Officer and Executive Managing Director of OZM may be deemed to control voting and dispositive power over the 3,255,301 shares of Common Stock reported herein.

(c)	Information concerning transactions in the securities of the Issuer during the past sixty days effected by the Accounts for which the Reporting Persons have management and discretionary authority is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	No person other than the Accounts of OZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent upon the market value of the Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing. These contracts will not give the Reporting Persons direct or indirect voting, or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits.

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k).

Schedule 13D	Page 9 of 11 Pages
CINS No. Y2685T107

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Schedule 13D	Page 10 of 11 Pages
CINS No. Y2685T107

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 14, 2014

OZ MANAGEMENT LP
By: Och-Ziff Holding Corporation its general partner

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF HOLDING CORPORATION

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Daniel S. Och
Daniel S. Och
Chief Executive Officer
DANIEL S. OCH

By:	/s/ Daniel S. Och
Daniel S. Och

Page 11 of 11 Pages

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

The Common Stock transactions described below were effected for cash in the open markets. The Convertible Bond transactions described below were effected for cash in the over-the-counter markets.

Date	Purchase /Sale	Security Type	Number of Shares / Principal of Bonds	Price per Share / Bond (per $100 Amount)
2/19/2014	Purchase	Convertible Bond	250,000	$46.00
2/20/2014	Purchase	Common Stock	23,872	$1.3885
2/20/2014	Purchase	Common Stock	1,650,000	$1.5061
2/20/2014	Purchase	Convertible Bond	417,000	$53.00
2/26/2014	Purchase	Convertible Bond	50,000	$57.875
2/28/2014	Purchase	Common Stock	400,000	$1.6664
3/21/2014	Sale	Common Stock	550,000	$1.5391
3/21/2014	Sale	Common Stock	100,000	$1.53
3/21/2014	Sale	Common Stock	1,173,872	$1.5251
3/26/2014	Purchase	Convertible Bond	665,000	$82.83
3/28/2014	Purchase	Common Stock	250,000	$1.6186
3/28/2014	Purchase	Common Stock	250,000	$1.699
3/28/2014	Purchase	Convertible Bond	544,000	$83.50
4/3/2014	Purchase	Convertible Bond	1,000,000	$84.50
4/4/2014	Purchase	Common Stock	780,000	$1.7242
4/4/2014	Purchase	Common Stock	20,000	$1.31
4/4/2014	Purchase	Common Stock	500,000	$1.8883
4/4/2014	Purchase	Common Stock	500,000	$2.1287
4/4/2014	Purchase	Common Stock	150,000	$1.9161
4/4/2014	Purchase	Common Stock	293,576	$1.9331
4/4/2014	Purchase	Common Stock	6,424	$1.97
4/4/2014	Sale	Convertible Bond	1,000,000	$97.625
4/7/2014	Purchase	Common Stock	155,301	$1.7976
4/9/2014	Sale	Convertible Bond	2,242,000	$98.00
4/11/2014	Purchase	Common Stock	100,000	$1.78